UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Resignation of CEO and Director

On May 29, 2018, Stratasys Ltd. (the “Company”) announced that Ilan Levin has stepped down from his positions as the Company’s Chief Executive Officer and Director, effective June 1, 2018. Mr. Elchanan (Elan) Jaglom, Chairman of the Company’s Board of Directors, will serve as Chief Executive Officer on an interim basis. Under Israeli law, Mr. Jaglom’s simultaneous service as Chairman and interim Chief Executive Officer will require shareholder approval that the Company will seek at an upcoming shareholders meeting, to be announced in the coming weeks. Mr. Levin will provide ongoing consultancy services to the Company following his resignation, as needed.

The Company’s Board of Directors has appointed an Oversight Committee to support the management of the Company during the interim period, until a successor is named. The committee is comprised of the Company’s Executive Director and Vice Chairman of the Board, David Reis, along with additional directors Scott Crump and Dov Ofer. The Company's Board of Directors has also established an Executive Search Committee, composed of Mr. Jaglom and Victor Leventhal, the Chairman of the Compensation Committee of the Company’s Board of Directors, to direct an international search for a new Chief Executive Officer.

A copy of the Company’s press release containing this announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”).

The information in this Form 6-K, excluding Exhibit 99.1, is incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240, and 333-190963, filed by the Company with the SEC on December 3, 2012, and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 29, 2018	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated May 29, 2018.